                         [DYKEMA GOSSETT LETTERHEAD]


                                March 26, 1998



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                RE:  Perceptron, Inc.

Ladies and Gentlemen

        On behalf of Perceptron, Inc., we hereby withdraw a Form 8-A Registration Statement filed under the Securities Exchange Act of 1934 on March 25, 1998 relating to Rights to purchase Series A Preferred Stock, File Number 001-13985. This registration statement is being withdrawn because it was incorrectly filed pursuant to Section 12(b) of the Securities Exchange Act of 1934 and as a result has not become effective. A revised Form 8-A Registration Statement relating to the Rights to purchase Series A Preferred Stock will be filed shortly.

                                                Sincerely

                                                Dykema Gossett, PLLC

                                                Thomas S. Vaughn